BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.



Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

July 8, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 31, 2002:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Notice of Annual and Special General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2002 with relevant Quarterly report on BC Form 51-901F is included with Information Circular

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2002 with

relevant Quarterly report on BC Form 51-901F
- copy of unaudited financial statements for the period ended September 30, 2002 with relevant Quarterly report on BC Form 51-901F
- copy of unaudited financial statements for the period ended March 31, 2003 with relevant Quarterly report on BC Form 51-901F

D. Copies of news releases issued during the relevant period.

E. Copy of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY



PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc. - August 28, 2003
B2B Solutions Inc. - April 30, 2003
Ballad Ventures Ltd. - June 26, 2003
Buck Lake Ventures Ltd. - June 25, 2003
Cora Resources Ltd. - April 30, 2003
International Alliance Resources Inc. - March 28, 2003
Maximum Ventures Inc. - March 27, 2003
Pacific Topaz Resources Ltd. - May 29, 2003
Pierre EnTerprises Ltd. - September 30, 2003
Primo Resources International Inc. - December 16, 2003
Regent Ventures Ltd. - March 31, 2003
Strikezone Minerals Ltd. - April 30, 2003

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

**BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY**

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

February 7, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Regent Ventures Ltd.**	
CUSIP #	75890F101
Meeting Date:	March 31, 2003
Record Date for Notice:	February 24, 2003
Record Date for Voting:	February 24, 2003
Beneficial Ownership Determination Date:	February 24, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Sandy Hunter"

Sandy Hunter
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

g:\startup\bsmsrev.doc

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

___ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	June 30, 2002	02/08/29

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	Richard Wilson	02/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	Eberhard Mueller	02/08/29

REGENT VENTURES LTD.

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Regent Ventures Ltd. as at June 30, 2002 and the interim statements of loss and deficit and cash flows for each of the three-month and six-month periods ended June 30, 2002 and July 31, 2001 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
July 23, 2002

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

INTERIM BALANCE SHEETS

(Unaudited – See Notice to Reader)

	June 30, 2002	December 31, 2001
		(Audited)
ASSETS		
CURRENT		
Cash	$ 170,536	$ 142,464
Prepaid expenses	48,453	4,237
Short-term investments and accrued interest	10,142	10,000
Due from related parties *(Note 6)*	18	2,595
Taxes recoverable	3,813	12,197
	232,962	171,493
CAPITAL ASSETS	25,000	-
INTEREST IN MINERAL PROPERTIES *(Note 5)*	527,338	500,327
	$ 785,300	$ 671,820
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 6,933	$ 10,724
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 7)*	4,827,847	4,627,347
DEFICIT	(4,049,480)	(3,966,251)
	778,367	661,096
	$ 785,300	$ 671,820

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three months ended June 30, 2002	*Three months ended July 31, 2002*	**Six months ended June 30, 2002**	Six months ended July 31, 2001
		(Note 4)		*(Note 4)*
INTEREST INCOME	*$ 294*	*$ 125*	**$ 436**	$ 125
EXPENSES				
Bank charges and interest	*129*	*669*	**315**	1,831
Expense recovery	-	*6,139*	-	6,139
Management fees	*10,500*	*7,500*	**21,000**	15,000
Office and general	*8,510*	*4,577*	**13,831**	9,733
Professional fees	*4,989*	*2,079*	**10,318**	6,781
Property investigation	-	-	**2,445**	-
Rent	*6,095*	-	**12,170**	-
Telephone	*2,755*	-	**6,920**	-
Transfer agent and filing fees	*2,135*	*6,662*	**6,089**	9,463
Travel and accommodation	*3,078*	-	**10,577**	-
	38,191	*27,626*	**83,665**	48,947
NET LOSS FOR THE PERIOD	*$ 37,897*	*$ 27,501*	**83,229**	48,822
DEFICIT, BEGINNING OF PERIOD			**3,966,251**	3,836,100
DEFICIT, END OF PERIOD			**$ 4,049,480**	$ 3,884,922
LOSS PER SHARE			**$ 0.01**	$ 0.01
Weighted average number of shares outstanding			**25,132,512**	17,609,381

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF CASH FLOWS

(Unaudited- See Notice to Reader)

	Three months ended June 30, 2002	Three months ended July 31, 2002	Six months ended June 30, 2002	Six months ended July 31, 2001
		(Note 4)		(Note 4)
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (37,897)	$ (27,501)	$ (83,229)	$ (48,822)
Adjusted for item not involving cash:				
Expense recovery	-	6,139	-	6,139
	(37,897)	(21,362)	(83,229)	(42,683)
Net changes in non-cash working capital items:				
Short term investments	-	(124)	(142)	1,100
Taxes recoverable	(2,627)	(981)	8,384	(368)
Prepaids and deposits	(39,215)	(1,819)	(49,215)	(1,819)
Accounts payable and accrued liabilities	(3,328)	18,919	(3,791)	7,548
Accrued rent, management fees and property investigation to related parties	-	(4,872)	577	20,408
	(45,170)	11,123	(44,187)	26,869
	(83,067)	(10,239)	(127,416)	(15,814)
INVESTING ACTIVITIES				
Purchase of capital assets	(25,000)	-	(25,000)	-
Recovery of taxes	78,830	-	78,830	-
Mineral property acquisition and exploration expenditures	(98,498)	(6,562)	(100,842)	(10,552)
	(44,668)	(6,562)	(47,012)	(10,552)
FINANCING ACTIVITIES				
Issuance of share capital	200,500	-	200,500	-
Liability to issue shares	-	24,500	-	24,500
Cash advances from (to) related parties, net of repayments	4,500	(10,800)	2,000	1,220
	205,000	13,700	202,500	25,720
INCREASE (DECREASE) IN CASH DURING THE PERIOD	77,265	(3,101)	28,072	(646)
CASH, BEGINNING OF PERIOD	93,271	2,625	142,464	170
CASH, END OF PERIOD	$ 170,536	$ (476)	$ 170,536	$ (476)

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited interim financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as described in note 3, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 7). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. Refer to Note 7. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 4 – COMPARATIVE FIGURES

During the prior period, the Company changed its fiscal year end from July 31 to December 31. The comparative interim financial period has been presented in accordance with National Policy #51 during this "New Financial Year". There is not a readily comparative financial statement for the six-month period ending June 30, 2002; therefore, the Company stated its comparative financial statements for the six-month period ended July 31, 2001.

NOTE 5 – INTEREST IN MINERAL PROPERTIES

	June 30, 2002	December 31, 2001
Exploration and development costs:		
Incurred during the period:		
Field supplies and other	$ 28,582	$ 31,476
Drilling	25,000	101,559
Food, lodging and travel	22,453	66,170
Helicopter	7,406	34,959
Geological consulting	13,675	81,907
Geological reports	3,725	17,625
Yukon tax credit	(78,830)	-
	22,011	333,696
Balance, beginning of period	333,696	-
Balance, end of period	355,707	333,696
Acquisition costs	171,631	166,631
	$ 527,338	$ 500,327

NOTE 6 - RELATED PARTY TRANSACTIONS

a) During the six-month period ended June 30, 2002 the Company incurred $21,000 (July 31, 2001 - $15,00) for management fees to a private company controlled by two directors of the Company. At June 30, 2002 a net amount of $2,369 (December 31, 2001 - $4,946) is due from this company and the two directors. The Company owes $2,351 at June 30, 2002 (December 31, 2001 - $2,351) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the six-month period ended June 30, 2002 the Company incurred $5,416 (six months ended July 31, 2001- $6,308) in professional fees to a legal firm of which an officer of the Company is an employee. At June 30, 2002 $994 (December 31, 2001 - $2,289) is owing to this firm.

c) The above-noted transactions were recorded at exchange value which was the amount of consideration established and agreed to by the related parties.

NOTE 7 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at December 31, 2000 and January 31, 2001	16,621,829	$ 3,817,112
Issued during the period		
- for settlement of debt	1,702,350	170,235
Balance at July 31, 2001	18,324,179	$ 3,987,347
Balance at December 31, 2001	24,724,179	$ 4,627,347
Issued during the period		
- for cash by exercise of stock options	1,950,000	200,500
Balance at June 30, 2002	26,674,179	$ 4,827,847

Share purchase warrants are outstanding to purchase up to 6,400,000 common shares exercisable at a price of $0.15 per share up to September 6, 2003. The warrants are subject to a hold period and may not be traded until various dates between January 6, 2002 and August 24, 2002.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors have approved a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Six months ended June 30, 2002		Five months ended December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	1,832,417	$ 0.10	1,832,417	$ 0.10
Granted	3,240,000	0.16	-	-
Exercised	(1,950,000)	0.10	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	3,122,417	$ 0.16	1,832,417	$ 0.10

Director and employee stock options are outstanding to purchase up to 3,122,417 common shares as follows: stock options to acquire 432,417 common shares exercisable at a price of $0.10 per share up to April 26, 2003; stock options to acquire 90,000 common shares exercisable at a price of $0.11 per share up to January 14, 2004; and stock options to acquire 2,600,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004. Refer to Note 9.

The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5%, expected volatility of 90%, an expected option life of two years and no expected dividends. Had the Company determined compensation cost based on the fair value at the date of grant for its stock options, net loss would have decreased by $221,000 for the three-month period ended June 30, 2002 and by $256,200 for the six-month period ended June 30, 2002 (basic loss per share – nil).

NOTE 9 – SUBSEQUENT EVENTS

The Company is proposing a private placement of 5,000,000 units at $0.20 per unit to net the Company proceeds of $1,000,000. Each unit will consist of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share for one year. Of the total units, 4,000,000 units will be issued on a flow-through basis.

Stock options were exercised to acquire 332,417 common shares at a price of $0.10 per share and 90,000 common shares at a price of $0.11 per share to net the Company proceeds of $43,142.

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: ______ Schedule A

_X_ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	June 30, 2002	02/08/29

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	02/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	02/08/29

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Three Months Ended June 30, 2002

Schedule B:

1. *Analysis of deferred exploration costs*: See Schedule A.

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the three months ended June 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
May 29, 2002	Common shares	Stock option exercise	500,000	$0.10	Cash	$50,000	Nil
June 18, 2002	Common shares	Stock option exercise	550,000	$0.11	Cash	$60,500	Nil
June 18, 2002	Common shares	Stock option exercise	400,000	$0.10	Cash	$40,000	Nil
June 25, 2002	Common shares	Stock option exercise	500,000	$0.10	Cash	$50,000	Nil

   b) Summary of options granted during the three months ended June 30, 2002:

Date of Issue	Name of Optionee	Type of security	Number	Exercise price	Expiry date
June 28, 2002	Eberhard Mueller	Stock options	450,000	$0.17	June 28, 2004
June 28, 2002	Rick Wilson	Stock options	600,000	$0.17	June 28, 2004
June 28, 2002	Edwin Ruh	Stock options	500,000	$0.17	June 28, 2004
June 28, 2002	Doug Eacrett	Stock options	150,000	$0.17	June 28, 2004
June 28, 2002	Joel Brownstein	Stock options	200,000	$0.17	June 28, 2004
June 28, 2002	Cory Coe	Stock options	500,000	$0.17	June 28, 2004
June 28, 2002	Roy Mueller	Stock options	200,000	$0.17	June 28, 2004

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 100,000,000 common shares without par value.

   b) Issued share capital: 26,674,179 common shares without par value.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. *Directors and Officers as at August 29, 2002:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Doug Eacrett, Secretary
Terry Fields	Joel Brownstein, Vice-President, Finance

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Three Months Ended June 30, 2002

Regent Ventures Ltd.
Penthouse 8 – 1060 Alberni St.
Vancouver BC V6E 4K2
Phone (604) 669-7775 Fax (604) 687-3581
Canadian Venture Exchange Symbol REV

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Issuer also holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil well bores and flow lines and thereby increasing oil flow.

As the Issuer's work season on its mineral property, located in the Yukon Territory, is limited to the summer and early fall months, exploration for the season commenced in late May. Camp was reopened, and by mid June an I.P. (Induced Polarization) survey was started, this survey was completed in July. By the end of June, diamond drilling equipment was mobilized for drilling to start on the saddle zone. A program of I.P. surveys, geochemical surveys, and diamond drilling is being carried out during the summer season.

Expenses incurred in the conduct of the Issuer's corporate administration for the three month period ended June 30, 2002 totalled $38,191 as compared with $27,501 for the three month period ended July 31, 2001.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At June 30, 2002, the Issuer had working capital of $226,029.

Exploration programs have now started. A pole-dipole I.P. survey for 35 line km has been completed. A diamond drilling program to drill up to 10,000 feet (3000meters) has been started. Geochemical surveys have been completed in filling some of the existing grid, and targeting a new area near the head of Hobo Creek. These activities along with the administration of its corporate affairs were funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities.

During the three months ended June 30, 2002, the Issuer accrued or paid:

1. Management fees of $10,500 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and
2. The company has received $78,830 as a tax refund from the Yukon Mining Exploration Incentive Program.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

On behalf of the Board of Directors : *"Eberhard Mueller"*

Eberhard Mueller, President

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

___ Schedules B & C

03 JUL 17 21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	September 30, 2002	02/11/27

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	02/11/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	02/11/27

REGENT VENTURES LTD.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Regent Ventures Ltd. as at September 30, 2002 and the interim statements of loss and deficit and cash flows for each of the three-month and nine-month periods ended September 30, 2002 and October 31, 2001 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
November 25, 2002

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.
INTERIM BALANCE SHEETS
(Unaudited – See Notice to Reader)

	September 30, 2002	December 31, 2001 *(Audited)*
ASSETS		
CURRENT		
Cash	$ **5,403**	$ 142,464
Short-term investments	**10,000**	10,000
Taxes recoverable	**11,287**	12,197
Prepaid expenses	**6,307**	4,237
Due from related parties *(Note 5)*	**-**	2,595
	32,997	171,493
CAPITAL ASSETS	**25,484**	-
INTEREST IN MINERAL PROPERTIES *(Note 6)*	**755,176**	500,327
	$ **813,657**	$ 671,820
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **13,286**	$ 10,724
Due to related parties *(Note 5)*	**2,448**	-
	15,734	10,724
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 7)*	**4,870,989**	4,627,347
DEFICIT	**(4,073,066)**	(3,966,251)
	797,923	661,096
	$ **813,657**	$ 671,820

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.
INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three months ended September 30, 2002	Three months ended October 31, 2001	Nine months ended September 30, 2002	Nine months ended October 31, 2001
		(Note 4)		(Note 4)
INTEREST INCOME	$ 128	$ 26	$ 564	$ 151
EXPENSES				
Bank charges and interest	116	377	431	2,208
Expense recovery	-	-	-	6,139
Management fees	10,500	10,500	31,500	25,500
Office and general	1,837	5,945	15,668	21,678
Professional fees	1,000	18,208	11,318	24,989
Property investigation	-	6,125	2,445	6,125
Rent	6,075	6,000	18,245	-
Telephone	993	-	7,913	-
Transfer agent and filing fees	1,793	1,575	7,882	11,038
Travel and accommodation	1,400	-	11,977	-
	23,714	48,730	107,379	97,677
NET LOSS FOR THE PERIOD	$ 23,586	$ 48,704	$ 106,815	97,526
DEFICIT, BEGINNING OF PERIOD			3,966,251	3,836,100
DEFICIT, END OF PERIOD			$ 4,073,066	$ 3,933,626
LOSS PER SHARE				
Basic			$ 0.01	$ 0.01
Fully Diluted			Anti-dilutive	Anti-dilutive
Weighted average number of shares outstanding				
Basic			25,787,207	19,368,101
Fully Diluted			26,464,142	19,680,541

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited- See Notice to Reader)

		Three months ended September 30, 2002		Three months ended October 31, 2001		Nine months ended September 30, 2002		Nine months ended October 31, 2001
				(Note 4)				(Note 4)
CASH FLOWS PROVIDED BY (USED FOR):								
OPERATING ACTIVITIES								
Net loss for the period	$	(23,586)	$	(48,704)	$	(106,815)	$	(97,526)
Adjusted for item not involving cash:								
Expense recovery		-		-		-		6,139
		(23,586)		(48,704)		(106,815)		(91,387)
Net changes in non-cash working capital items:								
Short term investments		142		-		-		1,100
Taxes recoverable		(7,474)		(9,481)		910		(9,849)
Prepaids and deposits		42,146		417		(7,069)		(1,402)
Accounts payable and accrued liabilities		6,353		(41,405)		2,562		(33,857)
Accrued rent, management fees and property investigation to related parties		18,866		3,500		19,443		23,908
		60,033		(46,969)		15,846		(20,100)
		36,447		(95,673)		(90,969)		(111,487)
INVESTING ACTIVITIES								
Net purchase of short term investments		-		(5,500)		-		(5,500)
Purchase of capital assets		(484)		-		(25,484)		-
Recovery of taxes		-		-		78,830		-
Mineral property acquisition and exploration expenditures		(227,838)		(301,166)		(328,680)		(311,718)
		(228,322)		(306,666)		(275,334)		(317,218)
FINANCING ACTIVITIES								
Issuance of share capital		42,242		640,000		242,742		640,000
Liability to issue shares		-		(24,500)		-		-
Cash advances to related parties, net of repayments		(15,500)		(33,796)		(13,500)		(32,576)
		26,742		581,704		229,242		607,424
INCREASE IN CASH DURING THE PERIOD		(165,133)		179,365		(137,061)		178,719
CASH, BEGINNING OF PERIOD		170,536		(476)		142,464		170
CASH, END OF PERIOD	$	5,403	$	178,889	$	5,403	$	178,889

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited interim financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as described in note 3, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. Refer to Note 8. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 4 – COMPARATIVE FIGURES

During the prior period, the Company changed its fiscal year end from July 31 to December 31. The comparative interim financial period has been presented in accordance with National Policy #51 during this "New Financial Year". There is not a readily comparative financial statement for the nine-month period ending September 30, 2002; therefore, the Company stated its comparative financial statements for the nine-month period ended October 31, 2001.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the nine-month period ended September 30, 2002 the Company incurred $31,500 (October 31, 2001 - $25,500) for management fees to a private company controlled by two directors of the Company. At September 30, 2002 a net amount of $1,644 (December 31, 2001 – due from $4,946) is owing to this company and the two directors. The Company owes $804 at September 30, 2002 (December 31, 2001 - $2,351) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the nine-month period ended September 30, 2002 the Company incurred $5,416 (nine months ended October 31, 2001- $29,546) in professional fees to a legal firm of which an officer of the Company is an employee. At September 30, 2002 $994 (December 31, 2001 - $2,289) is owing to this firm.

c) The above-noted transactions were recorded at exchange value which was the amount of consideration established and agreed to by the related parties.

NOTE 6 – INTEREST IN MINERAL PROPERTIES

	September 30, 2002	December 31, 2001
Exploration and development costs:		
Incurred during the period:		
Field supplies and other	$ 121,728	$ 31,476
Drilling	57,784	101,559
Food, lodging and travel	80,068	66,170
Helicopter	16,245	34,959
Geological consulting	43,117	81,907
Geological reports	9,737	17,625
Yukon tax credit	(78,830)	-
	249,849	333,696
Balance, beginning of period	333,696	-
Balance, end of period	583,545	333,696
Acquisition costs	171,631	166,631
	$ 755,176	$ 500,327

NOTE 7 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at December 31, 2000 and January 31, 2001	16,621,829	$ 3,817,112
Issued during the period		
- by way of private placement	6,400,000	640,000
- for settlement of debt	1,702,350	170,235
Balance at October 31, 2001 *(Unaudited)*	24,724,179	$ 4,627,347
Balance at December 31, 2001	24,724,179	$ 4,627,347
Issued during the period		
- for cash by exercise of stock options	2,372,417	243,642
Balance at September 30, 2002 *(Unaudited)*	27,096,596	$ 4,870,989

Share purchase warrants are outstanding to purchase up to 6,400,000 common shares exercisable at a price of $0.15 per share up to September 6, 2003. The warrants are subject to a hold period and may not be traded until various dates between January 6, 2002 and August 24, 2002.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors have approved a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Nine months ended September 30, 2002		Five months ended December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	1,832,417	$ 0.10	1,832,417	$ 0.10
Granted	3,240,000	0.16	-	-
Exercised	(2,372,417)	0.10	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	2,700,000	$ 0.17	1,832,417	$ 0.10

Director and employee stock options are outstanding to purchase up to 2,700,000 common shares as follows: stock options to acquire 100,000 common shares exercisable at a price of $0.10 per share up to April 26, 2003; and stock options to acquire 2,600,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004.

The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5%, expected volatility of 90%, an expected option life of two years and no expected dividends. Had the Company determined compensation cost based on the fair value at the date of grant for its stock options, net loss would have decreased by $nil for the three-month period ended September 30, 2002 and by $256,200 for the nine-month period ended September 30, 2002 (basic loss per share – nil).

NOTE 9 – SUBSEQUENT EVENTS

The Company is proposing a private placement to a private company controlled by two directors consisting of 500,000 units at a price of $0.10 per unit to net the Company proceeds of $50,000. Each unit will consist of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share for two years. The proceeds from the private placement will be used for the property acquisition in Hull, Quebec, and for general working capital, and is subject to TSX Venture Exchange approval.

The Company entered into an agreement to acquire the rights to 30,000 acres of mineral claims located in the Ungava region of the province of Quebec, subject to a Net Smelter Returns royalty of 1.0%. The Company must pay $30,000 and issue 300,000 common shares of the Company in consideration for the rights.

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

____	Schedule A
X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	September 30, 2002	02/11/27

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	02/11/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	02/11/27

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Nine Months Ended September 30, 2002

Schedule A: Financial Statements

- See consolidated financial statements attached.

Schedule B:

1. *Analysis of deferred exploration costs*: See consolidated financial statements attached.
2. *Related party transactions*: See consolidated financial statements attached.
3. *Summary of securities issued and options granted during the period:*

a) Summary of securities issued during the three months ended September 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
July 4, 2002	Common shares	Stock option exercise	332,417	$0.10	Cash	$33,242	Nil
July 4, 2002	Common shares	Stock option exercise	90,000	$0.11	Cash	$9,900	Nil

b) Summary of options granted during the three months ended September 30, 2002: **NIL**

Date of Issue	Name of Optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period*:

a) Authorized share capital: 100,000,000 common shares without par value.

b) Issued share capital: 27,096,596 common shares without par value.

c) Options and Warrants outstanding: See consolidated financial statements attached.

d) Number of shares held in escrow: NIL

5. *Directors and Officers as at November 27, 2002:*

Directors
Eberhard Mueller
Richard Wilson
Edwin Ruh
Douglas Eacrett

Officers
Eberhard Mueller, President
Doug Eacrett, Secretary
Joel Brownstein, Vice-President, Finance

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Nine Months Ended September 30, 2002

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization. On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec. The Ungava area is being explored for nickel, platinum and palladium mineralization.

In addition to its mineral properties, the Issuer holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil well bores and flow lines and thereby increasing oil flow.

The Issuer's exploration program on the Red Mountain Property for 2002 has been completed and consisted of chain and compass and GPS gridding, line cutting, ground geophysics (IP mag. VLF), geochemical surveys, geological mapping and diamond drilling.

The Issuer's geologist reported that a total of 950 meters (3145 feet) of NQ core was drilled in six holes. Three of these holes were drilled in the Saddle Zone to test extensions of the high grade intervals encountered in previous drilling. Drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.7 feet grading 0.47 ounces of gold per ton) at a depth of 210 metres. Drill holes DD02-35, DD02-33 together with DD01-28 (drilled in 2001) also intersected a broad strongly anomalous zone, open at depth, and over 200 metres (650 feet) thick. This zone of significantly anomalous gold values is punctuated by sparse high gold grades associated with veins, faults and silicified breccias. Such a large volume of rock containing highly anomalous gold values is unusual and suggests the presence of a large auriferous hydrothermal system in the Saddle Zone.

The Issuer incurred a total of $227,838 in exploration expenditures during the three-month period ended September 30, 2002 as compared with a total of $301,166 incurred during the three months ended October 31, 2001. The reduction during the current period is due to the exploration program, which started earlier in 2002, ending earlier this year. Exploration expenditures for the nine-month period ended September 30, 2002 at $328,680 were not materially different from the $311,718 incurred in the nine-month period ended October 31, 2001. The $328,680 of expenditures is before reduction for the Yukon tax credit of $78,830 received in 2002 with respect to 2001 exploration activities.

Expenses incurred in the conduct of the Issuer's corporate administration for the three-month period ended September 30, 2002 amounted to $23,714 as compared with $48,730 for the three-month period ended October 31, 2001. The lower expenses in the current period are principally due to reductions in professional fees of $17,208 and property investigations of $6,125 period over period.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At September 30, 2002, the Issuer had working capital of $17,263. On November 20, 2002, the Issuer announced a

private placement financing of 500,000 units of its securities at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant, each such warrant entitling the holder to acquire one additional common share of the Issuer at a price of $0.10 per share for two years. The $50,000 in proceeds from the private placement will be used to pay the acquisition price of the interest in the Ungava area property to be acquired by the Issuer and for general corporate purposes.

During the three months ended September 30, 2002 (and year-to-date), the Issuer accrued or paid:

1. Management fees of $10,500 ($31,500 year-to-date) to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Professional fees of $nil ($5,416 year-to-date) to a legal firm of which a director and officer of the Issuer is an employee.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	March 31, 2003	03/05/28

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	Richard Wilson	03/05/28
"Eberhard Mueller"	Eberhard Mueller	03/05/28

REGENT VENTURES LTD.

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Regent Ventures Ltd. as at March 31, 2003 and the interim statements of loss and deficit and cash flows for the three month periods ended March 31, 2003 and 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
May 25, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867

REGENT VENTURES LTD.

INTERIM BALANCE SHEET

(Unaudited – See Notice to Reader)

	March 31, 2003	December 31, 2002 *(Audited)*
ASSETS		
CURRENT		
Cash	$ **871**	$ 11,250
Short-term investments	**10,078**	10,000
Taxes recoverable	**851**	12,624
Prepaid expenses	**1,753**	1,753
	13,553	35,627
CAPITAL ASSETS *(Note 3)*	**20,921**	22,310
INTEREST IN MINERAL PROPERTIES *(Note 4)*	**775,974**	775,495
	$ **810,448**	$ 833,432
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **24,825**	$ 14,195
Due to related parties *(Note 5)*	**17,572**	5,030
	42,397	19,225
LIABILITY TO ISSUE SHARES	**-**	50,000
	42,397	69,225
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 6)*	**4,920,989**	4,870,989
DEFICIT	**(4,152,938)**	(4,106,782)
	768,051	764,207
	$ **810,448**	$ 833,432

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT

(Unaudited – See Notice to Reader)

		Three months ended March 31, 2003		Three months ended March 31, 2002
INTEREST INCOME	$	**79**	$	142
EXPENSES				
Amortization		**1,389**		-
Management fees		**10,500**		10,500
Office and general		**1,377**		9,672
Professional fees		**21,277**		5,329
Property investigation		**-**		2,445
Rent		**4,025**		6,075
Transfer agent and filing fees		**5,955**		3,954
Travel and promotion		**1,712**		7,499
		46,235		45,474
NET LOSS FOR THE PERIOD		**46,156**		45,332
DEFICIT, BEGINNING OF PERIOD		**4,106,782**		3,966,251
DEFICIT, END OF PERIOD	$	**4,152,938**	$	4,011,583
LOSS PER SHARE				
Basic	$	**0.01**	$	0.01
Fully Diluted	$	**0.01**		*Anti-dilutive*
Weighted average number of shares outstanding				
Basic		**27,596,596**		24,724,179
Fully Diluted		**27,596,596**		25,348,875

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited- See Notice to Reader)

		Three months ended March 31, 2003		Three months ended March 31, 2002
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$	(46,156)	$	(45,332)
Adjusted for item not involving cash:				
Amortization		1,389		-
		(44,767)		(45,332)
Net changes in non-cash working capital items:				
Short-term investments		(78)		(142)
Taxes recoverable		11,879		11,011
Accounts payable and accrued liabilities		10,525		(463)
Accrued rent, management fees and property investigation to related parties		6,741		577
		29,067		10,983
		(15,700)		(34,349)
INVESTING ACTIVITIES				
Mineral property acquisition and exploration expenditures		(479)		(12,344)
FINANCING ACTIVITIES				
Advances from (payments to) related parties		5,800		(2,500)
DECREASE IN CASH DURING THE PERIOD		(10,379)		(49,193)
CASH, BEGINNING OF PERIOD		11,250		142,464
CASH, END OF PERIOD	$	871	$	93,271

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. At March 31, 2003, the Company has a working capital deficiency of $28,844. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2002, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3 – CAPITAL ASSETS

	March 31, 2003			December 31, 2002
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**	Net Book Value
Mining equipment	**$ 25,000**	**$ (4,492)**	**$ 20,508**	$ 21,875
Office equipment	**808**	**(395)**	**413**	435
	$ 25,808	**$ (4,887)**	**$ 20,921**	$ 22,310

(Unaudited – see Notice to Reader)

NOTE 4 – INTEREST IN MINERAL PROPERTIES

		March 31, 2003		December 31, 2002
Exploration and development costs:				
Incurred during the period:				
Field supplies and other	$	-	$	121,728
Drilling		-		57,784
Food, lodging and travel		-		69,387
Helicopter		-		16,245
Geological consulting		479		43,117
Geological reports		-		9,737
Yukon tax credit		-		(78,830)
		479		239,168
Balance, beginning of period		572,864		333,696
Balance, end of period		573,343		572,864
Acquisition costs		202,631		202,631
	$	775,974	$	775,495
Allocation				
Mayo Mining District BX Claims, Yukon	$	744,974	$	744,495
Ungava Region, Quebec		31,000		31,000
	$	775,974	$	775,495

The Company has a 100% interest, subject to a 1% NSR royalty, in certain mineral claims located in the Mayo Mining District in the Yukon Territories known as the BX Claims. The Company also has a 100% interest in additional claims in the Dawson Mining District located adjacent to the BX Claims.

The Company can acquire a 100% interest, subject to a 1% net smelter returns royalty, in 31,000 acres of mineral claims ("the Properties") located in the province of Quebec in consideration for $31,000 and the issuance of 310,000 common shares of the Company. This agreement is subject to the execution of a formal agreement and the receipt of regulatory approval.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the period ended March 31, 2003, the Company incurred the following to a private company controlled by two directors: management fees of $10,500 (March 31, 2002 - $10,500); and rent of $2,700 (2002 - $NIL). At March 31, 2003 a net amount of $15,185 (December 31, 2002 - $6,869 due from) is owing to this company and the two directors. The Company owes $2,386 at March 31, 2003 (December 31, 2002 - $2,386) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the period ended March 31, 2003 the Company incurred $18,177 (March 31, 2002 - $2,698) in professional fees to a legal firm of which a director of the Company is an employee.

c) The above-noted transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

d) The private company controlled by two directors was the sole subscriber to a private placement of 500,000 units. Refer to Note 6.

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at December 31, 2001 and March 31, 2002 *(Unaudited)*	24,724,179	$ 4,627,347
Balance at December 31, 2002	27,096,596	4,870,989
Issued during the period:		
- for cash by way of private placement *(Note 5)*	500,000	50,000
Balance as at March 31, 2003 *(Unaudited)*	27,596,596	$ 4,920,989

Share purchase warrants are outstanding to purchase 6,400,000 common shares exercisable at a price of $0.15 per share on or before September 23, 2003 and 500,000 common shares exercisable at a price of $0.10 per share on or before May 6, 2003.

NOTE 7 – STOCK OPTIONS

The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Three months ended March 31, 2003		Year ended December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	2,700,000	$ 0.17	1,832,417	$ 0.10
Granted	-	-	3,240,000	0.16
Exercised	-	-	(2,372,417)	0.10
Forfeited / Cancelled	-	-	-	-
Balance, end of period	2,700,000	$ 0.17	2,700,000	$ 0.17

Director and employee stock options are outstanding to purchase up to 2,700,000 common shares as follows: 100,000 common shares exercisable at a price of $0.10 per share up to April 26, 2003 (subsequently expired in full without exercise); and 2,600,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004 (700,000 subsequently expired upon the optionees ceasing to hold their position with the Company).

Exercise price	Weighted Average Remaining Contractual Life (in years)	March 31, 2003 Outstanding	March 31, 2003 Exercisable
$0.10	0.08	100,000	100,000
$0.17	1.25	2,600,000	2,600,000
		2,700,000	2,700,000

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

____	Schedule A
X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	March 31, 2003	03/05/28

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	03/02/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	03/02/28

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For the Three Months Ended March 31, 2003

Schedule B:

1. *Analysis of deferred exploration costs*: See Schedule A.
2. *Related party transactions*: See Schedule A.
3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the three months ended March 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
January 6, 2003	Common	Private Placement	500,000	$0.10	Cash	$50,000	Nil

   b) Summary of options granted during the three months ended March 31, 2003: **NIL**

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 100,000,000 common shares without par value.

   b) Issued share capital: 27,596,596 common shares without par value.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. *Directors and Officers as at May 29, 2003:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Gwen Wegner, Secretary
Douglas Eacrett	

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For Three Months Ended March 31, 2003

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization. On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec. The Ungava area is being explored for nickel, platinum and palladium mineralization.

In addition to its mineral properties, the Issuer holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil well bores and flow lines and thereby increasing oil flow.

As the Issuer's work season on its mineral property, located in the Yukon Territory, is limited to the summer and early fall months, no exploration activity occurred in the three months ended March 31, 2003. The Issuer is in the process of concluding its formal agreement with respect to the Ungava area property, no work program will be commenced until completion of these matters. The Issuer is still proceeding with locating oil or gas properties on which to employ the KH-30 paraffin dispersant.

Expenses incurred in the conduct of the Issuer's corporate administration for the three month period totalled $46,235 are not materially different as a whole from costs of $45,474 incurred for the three months ended March 31, 2002. Certain individual expenses did vary from year to year. Professional fees at $21,277 in 2003 are up significantly over 2002 ($5,329). The increase is the result of timing differences in the receipt of invoices or making of accruals. This increase in 2003 is offset in part by reductions in office and general costs and rent totalling $10,345 experienced in 2003 as a result of cost sharing arrangements entered into with another issuer. The other significant reductions in 2003 over 2002 relate to costs written off in 2002 with respect to property investigations ($2,445), none were undertaken in 2003, and travel and promotion costs in 2002 of $7,499 ($1,712 in 2003) representing the costs associated with a former director travelling to meetings in that year.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at January 1, 2003, the Issuer had working capital of $16,402. The Issuer raised no new funds during the quarter so with the cost in the quarter of the administration of its corporate affairs, the Issuer had a working capital deficit at March 31, 2003 of $28,844. Subsequent to March 31, 2003, the Issuer received in the order of $78,000 in cash from the Yukon Territory with respect to their mineral exploration tax credit program for exploration work conducted in 2002, leaving the Issuer with a small, but positive, working capital balance.

The Issuer intends to continue its exploration program on the Red Mountain Property this summer in accordance with the recommendations of its geological consultants. These activities along with the administration of its corporate affairs will be funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional

private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

During the three months ended March 31, 2002, the Issuer accrued or paid:

1. Management fees of $10,500 and rent of $2,700 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $18,177 to a law firm of which Douglas Eacrett, a director of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
[illegible]
Telephone: (604) 669-7775
Fax: (604) 687-3581

82-2000

August 22, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

RED MOUNTAIN PROJECT, YUKON

As reported in our press release July 25, 2002, Regent Ventures Ltd., (the "Company"), has completed three drill holes in the saddle zone.

> Drill hole 35-02 intercepted 6.7 feet of 0.40 oz/+gold from 719'-726 feet
> Holes 33-02 and 34-02 intercepted anomalous gold values.

Drilling in the saddle zone has identified a 215 feet (65 meters) thick stringer stock work zone at the bottom of DDH 28-01 and extends 180 feet (55 meters) in width from DDH 33-02 to DDH 35-02 and contains pervasive alteration and high grade values.

> 0.40 oz/t over 7 feet in the hole 33 and 11 feet of 0.86 oz/t in hole 28.

This zone remains open in all directions. The consistency and presence of local high grade values indicates potential for higher grade zones within the low grade stock work at depth. Further diamond drilling to test this structure at depth will be carried out in the next phase of drilling.

New area of Discovery:

During the month of August field crews carried out an extensive program of soil sampling, geophysics and geological mapping. This new area is located near the head of Hobo Creek and approximately 2miles (3kilometers) south of the saddle zone. This program has confirmed several mineralized northwest trending structures overlain by a strong geochemical anomaly. The Company is now targeting to diamond drill this in early September.

Financing:

The private placement announced June 18, 02 has not closed. Funding for further exploration work will be provided for by the exercise of outstanding warrants.

REGENT VENTURES LTD.



per

Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581

November 12, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

NEWS RELEASE

Regent Ventures Ltd. (the "Company") is pleased to announce that it has concluded its exploration work on the Red Mountain Project for the 2002 field season which consisted of chain and compass and GPS gridding, line cutting, ground geophysics (IP mag. VLF) geochemical surveys, geological mapping and diamond drilling.

A total of 950 meters (3145 feet) of NQ core was drilled in six holes. Three of these holes were drilled in the Saddle Zone to test extensions of the high grade intervals encountered in previous drilling. Drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.7 feet grading 0.47 ounces of gold per ton) at a depth of 210 metres. Drill holes DD02-35, DD02-33 together with DD01-28 (drilled in 2001) also intersected a broad strongly anomalous zone, open at depth, and over 200 metres (650 feet) thick. This zone of significantly anomalous gold values is punctuated by sparse high gold grades associated with veins, faults and silicified breccias. Such a large volume of rock containing highly anomalous gold values is unusual and suggests the presence of a large auriferous hydrothermal system in the Saddle Zone.

REGENT VENTURES LTD.

per: *"Eberhard Mueller"*
Eberhard Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

November 20, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

PROPERTY ACQUISITION AND FINANCING

PROPERTY ACQUISITION

Regent Ventures Ltd. (the "Company") announces that it has entered into an agreement with Peter Bambic of Hull, Quebec, to acquire 100% of the rights to 30,000 acres of mineral claims located in the Ungava region of the Province of Quebec. The property is subject to a royalty of 1.0% of Net Smelter Returns to the Vendor.

The purchase terms require the Company to pay Mr. Bambic $30,000 in cash and to issue him 300,000 shares in the capital of Regent for the property interest.

The acquisition is subject to acceptance for filing by the TSX Venture Exchange.

The Company is negotiating to make additional property acquisitions.

FINANCING

The Company has agreed to a $50,000 private placement of 500,000 units of its securities at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share for two years.

The proceeds from the private placement will be used for the property acquisition referred to above and general working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

REGENT VENTURES LTD.

per:________________________
Richard Wilson, Director

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581

January 13, 2003

Trading Symbol: REV
12g3-2(b): 82-2000

PRIVATE PLACEMENT CLOSED

Further to its news release of November 20, 2002, Regent Ventures Ltd. (the "Company") announces the completion of its private placement as to 500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until May 6, 2003.

REGENT VENTURES LTD.

"Ed Mueller"
per:__________________
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

May 30, 2003

Trading Symbol: REV
12g3-2(b): 82-2000

NEWS RELEASE

Quarterly Financial Information

Regent Ventures Ltd. (the "Company") announces that it has filed its quarterly financial report on Form 51-901F for the three months ended March 31, 2003 on the SEDAR system (www.sedar.com). The following is a summary of information contained in the financial report:

Item	Three Months Ended March 31	
	2003	**2002**
Total assets	$810,448	$833,432
Total liabilities	$42,397	$69,225
Shareholders' equity	$768,051	$764,207
Working capital (deficiency)	($28,844)	$16,402
Revenues	$79	$142
Expenses	$46,235	$45,474
Cash raised in the period	$5,800	-
Cash used in the period	$16,179	$49,193

Subsequent to March 31, 2003, the Company received approximately $78,000 in cash from the Yukon Territory with respect to their mineral exploration tax credit program for exploration work carried out there by the Company in 2002. The funds offset the Company's working capital deficit at March 31, 2003 and provide some working capital for the administration of its corporate affairs. Please refer to the Company's Quarterly report as filed on the SEDAR system for more particulars, or call the Company.

Red Mountain Property

The Company plans to continue its exploration and drilling program on its Red Mountain Property in accordance with the recommendations of its geological consultants based on last year's results as soon as climatic conditions are suitable. The Company expects to fund these operations from funds to be

received on the exercise of warrants outstanding from previous private placements.

Grant of Stock Options

The Company also announces that it has granted Incentive Stock Options on 859,000 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

REGENT VENTURES LTD.

per: "Douglas Eacrett"
Douglas Eacrett, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. Date of Material Change

May 30, 2003

Item 3. Press Release

Press Release dated May 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces summary financial results for the three month period ended March 31, 2003, stock option grants and property update.

Item 5. Full Description of Material Change

Quarterly Financial Information

The Issuer announces that it has filed its quarterly financial report on Form 51-901F for the three months ended March 31, 2003 on the SEDAR system (www.sedar.com). The following is a summary of information contained in the financial report:

	Three Months Ended March 31	
Item	**2003**	**2002**
Total assets	$810,448	$833,432
Total liabilities	$42,397	$69,225
Shareholders' equity	$768,051	$764,207
Working capital (deficiency)	($28,844)	$16,402
Revenues	$79	$142
Expenses	$46,235	$45,474
Cash raised in the period	$5,800	-
Cash used in the period	$16,179	$49,193

Subsequent to March 31, 2003, the Issuer received approximately $78,000 in cash from the Yukon Territory with respect to their mineral exploration tax credit program for exploration work carried out there by the Issuer in 2002. The funds offset the Issuer's working capital deficit at March 31, 2003 and provide some working capital for the administration of its corporate affairs. Please refer to the Issuer's Quarterly report as filed on the SEDAR system for more particulars, or call the Issuer.

Red Mountain Property

The Issuer plans to continue its exploration and drilling program on its Red Mountain Property in accordance with the recommendations of its geological consultants based on last year's results as soon as climatic conditions are suitable. The Issuer expects to fund these operations from funds to be received on the exercise of warrants outstanding from previous private placements.

Grant of Stock Options

The Issuer also announces that it has granted Incentive Stock Options on 859,000 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Issuer's Stock Option Plan and will be subject to applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of May, 2003.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2000



Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

REGENT VENTURES LTD. ("REV")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: January 9, 2003
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 20, 2002:

Number of Shares: 500,000 shares

Purchase Price: $0.10 per share

Warrants: 500,000 share purchase warrants to purchase 500,000 shares

Warrant Exercise Price: $0.10 for a two year period

Insider / Pro Group Participation:
Insider=Y /
Name ProGroup=P / # of Shares
New Insider=N [in the event warrants
are exercised]

Mercap Investments Inc. Y 500,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period (s). The Company must also issue a news release if the private placement does not close promptly.